AMERIS BANCORP

310 First Street, Southeast

Moultrie, Georgia 31768

October 1, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ms. Kathryn McHale

Re:

Ameris Bancorp

Amendment No. 2 to Registration Statement on Form S-4

Filed September 20, 2013

File No. 333-189886

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-13901

Ladies and Gentlemen:

On behalf of Ameris Bancorp (“Ameris”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) a conformed copy of Pre-Effective Amendment No. 3 (the “Amendment”) to Ameris’s Registration Statement on Form S-4 (File No. 333-189886) (as amended, the “Registration Statement”), marked to show changes from the filing of Pre-Effective Amendment No. 2 thereto filed with the Commission on September 20, 2013. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter dated September 27, 2013 to Mr. Edwin W. Hortman, Jr. (the “Comment Letter”). The Amendment also includes other changes that are intended to update the information contained in the Registration Statement.

Set forth below are Ameris’s responses to the Comments. For the convenience of the Staff, Ameris has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the Comment numbers. All references to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

October 1, 2013

Amendment No. 2 to Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences for the Merger, page 46

1.	Please remove the language “is intended only as a general summary” and replace with language indicating that the opinion sets forth the material federal income tax consequences of the merger.

In response to the Staff’s Comment, page 46 has been revised to state that the opinion sets forth the material federal income tax consequences of the merger.

Ameris Bancorp Form 10-K for the fiscal year ended December 31, 2012

Nonperforming Loans, page 42

2.	We note your response to comment 9 of our letter dated September 10, 2013. Please provide additional details regarding why you believed you could realize the recorded interest of collateral dependent loans in a liquidation scenario. Specifically tell us how you could have realized the recorded investment in the loans described in footnote explanation #1 in response 27 in your letter dated August 30, 2013.

Ameris’s use of the term “liquidation scenario” in its prior letter dated August 30, 2013 may have been overly broad in characterizing the way in which Ameris viewed the resolution of problem assets. In practice, Ameris views each impaired loan individually to determine a strategy that it believes will achieve the highest collection rates in an appropriate timeframe. Alternative strategies include, but are not limited to, a restructure of the loan, obtaining a deed to the collateral in lieu of foreclosure activities, and legal action to foreclose and obtain a judgment for any deficiency. Additionally, bulk sales have been considered as a liquidation strategy in limited circumstances; however, future use of bulk sales is unlikely.

The majority of Ameris’s impaired loans have real estate collateral. As a result, Ameris’s use of commercial and residential appraisals is both commonplace and necessary to effecting any of the aforementioned strategies. To the extent that Ameris bases the carrying balance of impaired loans on the current values reflected in appraisals, Ameris also balances this with other information, such as its ability to access additional amounts from guarantors, trends in appraised values and market value data (cap rates, etc.), and the timing required to foreclose or succeed with legal action if those alternatives are likely resolution scenarios.

Specifically, Ameris notes the two hotel loans included in the note sale described in its earlier response. The strategy of Ameris on both properties was to foreclose and market the properties for resale. Ameris’s values mirrored those of the appraisals, which took into

Securities and Exchange Commission

Division of Corporation Finance

October 1, 2013

consideration the current condition of the properties. Ameris had recorded each loan at a discount sufficient to cover anticipated selling costs, but no additional discount to the appraised value was recorded in its fair values. Following are additional facts that provide specific support for Ameris’s view that it could realize the referenced values for these loans:

1.	Each loan had guarantors that Ameris believed were not bankruptcy candidates given their financial conditions. While none of the guarantors on either loan was amenable to Ameris’s proposed restructure terms, Ameris believed some settlement or deficiency payment was likely to avoid judgment or resolve the credit situation.

2.	Ameris’s analysis showed that the devaluation of commercial real estate had stabilized in the last half of 2011, and market data suggested that cap rates were actually improving. In the event that the foreclosure process was to be drawn out because of judicial foreclosure issues, the economic data suggested that further market declines, if any, would be minimal.

3.	Ameris’s ability to manage both properties through contracts with professional management firms would support the needed stabilization of the properties during the marketing period and allow Ameris to make needed repairs to any rooms not serviceable. In both circumstances, Ameris felt that this could have improved the values relative to the current values that took into consideration the condition of each property.

* * *

As requested by the Staff of the Commission, Ameris acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement or Ameris’s Annual Report on Form 10-K for the year ended December 31, 2012 (collectively, the “Filings”) effective, it does not foreclose the Commission from taking any action with respect to the Filings; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filings effective, does not relieve Ameris from its full responsibility for the adequacy and accuracy of the disclosure in the Filings; and (iii) Ameris may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Division of Corporation Finance

October 1, 2013

If you have any questions concerning the matters discussed in this letter, please contact Lori A. Gelchion or Jody L. Spencer, with Rogers & Hardin LLP, counsel to Ameris, at 404-420-4646 or 404-420-4611, respectively.

Very truly yours,

/s/ Edwin W. Hortman, Jr.

Edwin W. Hortman, Jr.

Chief Executive Officer